HUNTON ANDREWS KURTH LLP 600 TRAVIS, SUITE 4200 HOUSTON, TEXAS 77002-2929 TEL 713 • 220 • 4200 FAX 713 • 220 • 4285

FOIA confidential treatment requested by PBF Logistics LP and PBF Energy Inc.
Pursuant to 17 C.F.R. Sec. 200.83 (Rule 83)

September 30, 2022

Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PBF Logistics LP
Schedule 13E-3
Filed August 29, 2022
File No. 005-088397

PBF Energy Inc.
Registration Statement on Form S-4
Filed August 26, 2022
File No. 333-267119

Attn:	Liz Packebusch Kevin Dougherty David Plattner

On behalf of PBF Logistics LP (“PBFX”) and PBF Energy Inc. (“PBF Energy), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2022 (the “Staff Letter”), with respect to (i) PBFX’s Schedule 13E-3, filed with the Commission on August 29, 2022 (the “13E-3”), and (ii) PBF Energy’s Registration Statement on Form S-4, filed with the Commission on August 26, 2022 (the “S-4”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the 13E‑3 (the “Amended 13E-3”) and Amendment No. 1 to the S-4 (the “Amended S-4”), via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in the Staff Letter in bold, italicized text. All references to page numbers and captions correspond to the Amended 13E-3 or Amended S-4, as applicable, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended 13E‑3 or Amended S-4, as applicable.

Pursuant to 17 C.F.R. Sec. 200.83 (“Rule 83”), PBFX and PBF Energy request confidential treatment for portions of the response to comment 1 of the Staff Letter. Specifically, PBFX and PBF Energy request that portions of the response to comment 1 of the Staff Letter that have been redacted from the version of this response letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. Sec. 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this response letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Securities and Exchange Commission
September 30, 2022

Schedule 13E-3 filed August 29, 2022
General

1.
We note the disclosure in the Schedule 13E-3 and the S-4 regarding the 19.9% Cap Adjustment Mechanism. Please disclose why such a mechanism is needed, given that it appears that the number of shares of PBF Energy Common Stock to be issued will not come particularly close to exceeding 20% of the outstanding shares. It would also seem that the risk of tripping up such threshold would be within the control of PBF Energy. Therefore, please disclose in detail the underlying reasons for including this provision.

RESPONSE: We acknowledge the Staff’s comment.  As a result of the fixed exchange ratio, the 19.9% Cap Adjustment Mechanism is generally not applicable but we considered that there were certain scenarios where it would be beneficial if PBF Energy desired to take certain actions [***] prior to the closing date of the Merger.  At the time the Merger Agreement was being negotiated, PBF Energy’s management was considering possible strategic opportunities and wanted to preserve the ability to pursue those options prior to the closing of the Merger.  These potential strategic opportunities included transactions that would have the effect of reducing the outstanding PBF Energy Common Stock.  The inclusion of the 19.9% Cap Adjustment Mechanism maintained PBF Energy’s ability to pursue and seamlessly execute any such strategic opportunity without negatively impacting the consummation of the pending Merger as PBF Energy would not be required to either seek (i) to amend the Merger Agreement or (ii) to obtain PBF Energy Stockholder approval if the NYSE approval threshold were to be triggered. The parties to the Merger Agreement view the inclusion of the 19.9% Cap Adjustment Mechanism as an effective solution to ensure that (i) the Stock Issuance complied with Section 312.03 of the NYSE Listed Company Manual, and (ii) the conditions to the consummation of the Merger were clear as of the execution date of the Merger Agreement.

2.
We note the following disclosure: “...the Cash Consideration will be increased by an amount equal to the product of $31.14, multiplied by the difference between the Exchange Ratio and the Adjusted Exchange Ratio.” Please revise the wording to clarify that the figure is the product of (i) $31.14 and (ii) “the difference between... .” Please also disclose the reason for using $31.14 as a reference point. Please make such changes throughout both the 13E-3 and the S-4.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 1 of the 13E-3 and on the inside cover page and pages 2, 13, 26 and 74 of the Amended S-4.

Securities and Exchange Commission
September 30, 2022

3.
Please disclose the reasons behind using, on the one hand, a formula based on recent trading prices to calculate the cash consideration payable in exchange for fractional shares, and, on the other hand, using a fixed formula keyed off of $31.14 for the additional cash consideration payable in the event of the 19.9% Cap Adjustment Mechanism being triggered.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that in negotiating the Merger Agreement the desired outcome was to provide more certainty around the proposed Merger Consideration.  In the event of adjustments to the Exchange Ratio, the parties to the Merger Agreement believed it was important to use a fixed value against which such adjustment would be multiplied in order to allow the parties to analyze the outcome of potential changes to the total Merger Consideration as a result of upward adjustments or downward adjustments.

With respect to fractional shares, the parties to the Merger Agreement determined that the value associated with a fractional share should be tied to the value of the PBF Energy Common Stock as of the closing date under the Merger Agreement. After acknowledging the extreme volatility in the stock market and the possibility that the closing date under the Merger Agreement could occur on a trading day in which stock market volatility resulted in a reduced price, the parties agreed that a price reflective of the average closing sale prices of the PBF Energy Common Stock on the NYSE for the ten (10) consecutive full trading days ending on the full trading day immediately prior to the closing date under the Merger Agreement was an appropriate value for any fractional share.

4.	Please attach a preliminary form of proxy to the proxy statement.

RESPONSE: We acknowledge the Staff’s comment and have attached a preliminary form of proxy as Exhibit 99.2 to the Amended S-4.

Form S-4
Summary Term Sheet, page 1

5.
We note the following disclosure on page 9: “The total amount of funds necessary to fund the Cash Consideration portion of the Merger Consideration is anticipated to be approximately $303.3 million.” With a view toward revised disclosure, please explain how this estimate was calculated, in particular given the apparent potential for various adjustments to the Cash Consideration needing to be made.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that this estimate was calculated based on the product of (i) $9.25 (the Cash Consideration per PBFX Public Common Unit) and (ii) 32,786,559 (the number of PBFX Public Common Units issued and outstanding as of August 24, 2022). We believe that the resulting product provided readers of the S-4 with a reasonable estimate of the potential funds necessary to fund the Cash Consideration. In the Amended S-4, we have revised the disclosure on pages 8, 9 and 66 to clarify that (i) our estimate of funds necessary to fund the Cash Consideration (x) assumes the 19.9% Cap Adjustment Mechanism is not triggered and (y) is based on the number of PBFX Public Common Units issued and outstanding as of September 28, 2022, and (ii) to the extent that the 19.9% Cap Adjustment Mechanism is triggered, the total amount of funds necessary to consummate the Cash Consideration portion of the Merger Consideration would exceed $303.3 million.

Securities and Exchange Commission
September 30, 2022

6.	Please add, to the table of prices on page 10, a column that shows the total per unit consideration payable once the $9.25 cash portion of the consideration is also factored in.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 10 of the Amended S-4.

Background of the Merger, page 34

7.
We note the following disclosure at the bottom of page 34: “On June 14, 2022, PBF Energy management met telephonically with representatives of Barclays and Hunton AK to discuss the acquisition by PBF Energy of all of the PBFX Public Common Units through a merger transaction in exchange for a combination of cash and shares of PBF Energy Common Stock, at a to-be-determined fixed exchange ratio.” Please disclose the reasons for proposing a fixed exchange ratio, and whether any consideration was given to proposing a floating exchange ratio. Relatedly, please disclose in this section of the S-4 any discussions or negotiations between the parties as to the possibility of using a floating exchange ratio rather than a fixed exchange ratio.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that, following discussion with Barclays and Hunton AK, including discussion of the merger consideration agreed upon in a number of similar master limited partnership merger transactions, it was collectively determined that a fixed exchange ratio was consistent with precedent transactions and would be viewed favorably by the Conflicts Committee. No consideration was given to proposing a floating exchange ratio. We have revised the disclosure on page 33 of the Amended S-4 to include this statement.

8.	On page 38, revise to ensure that the disclosure follows a clear chronology.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 36 and 37 of the Amended S-4.

Securities and Exchange Commission
September 30, 2022

9.
In this section, please disclose the background behind the Adjusted Exchange Ratio -- how and why it was first proposed, whether there was any negotiation regarding it, etc. The disclosure in this section appears to omit mention of the Adjusted Exchange Ratio altogether.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that the Adjusted Exchange Ratio was a defined term inserted into the S-4 solely for convenience as the disclosure around the 19.9% Cap Adjustment Mechanism was becoming quite long and repetitive. The concept of the Adjusted Exchange Ratio, while not a defined term in the Merger Agreement, is included in Section 3.2(k) of the Merger Agreement. The applicable text of Section 3.2(k) is included below for the Staff’s reference. Please note that the quote is unaltered and, as a result, capitalized terms used therein are as used in the text of the Merger Agreement and certain terms differ from the capitalized terms used in the S-4.

“If the aggregate number of Parent Shares to be issued in connection with the Merger would exceed nineteen and nine-tenths percent (19.9%) of the issued and outstanding Parent Shares immediately prior to the Effective Time (the “Stock Threshold”), (A) the Exchange Ratio will be reduced to the minimum extent necessary (rounded down to the nearest one-thousandth) such that the aggregate number of Parent Shares to be issued in the Merger does not exceed the Stock Threshold…”

Due to the defined term “Adjusted Exchange Ratio” being included solely for convenience of the reader, no specific discussions took place regarding its use and we have not included any responsive disclosure in the Amended S-4.

Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger, page 46

10.
Please disclose what consideration the Conflicts Committee and the GP Board gave to the fact that Intrepid’s fairness opinion expressly declined to take into account “any potential adjustment to the Exchange Ratio and Cash Consideration under the Merger Agreement.”

RESPONSE: We acknowledge the Staff’s comment and submit that the Conflicts Committee discussed the relatively low likelihood that the 19.9% Cap Adjustment Mechanism would be triggered and the uncertainties of value associated with any such potential adjustment to the Exchange Ratio and Cash Consideration.  In view of the low likelihood, and the difficulty of assessing the impact, of triggering the 19.9% Cap Adjustment Mechanism, it was not taken into account in Intrepid’s opinion. We have revised the disclosure on page 46 of the Amended S-4.

Opinion of the Financial Advisor to the Conflicts Committee, page 54

Securities and Exchange Commission
September 30, 2022

11.
We note your disclosure that, as requested by the Conflicts Committee, Intrepid Partners, LLC was provided a sensitivity case (the “Sensitivity Case”) prepared by management of the general partner and PBF Energy based on regional refining margin inputs provided by Intrepid on behalf of the Conflicts Committee, which reflects an alternative forecast that is more conservative than the PBF Energy Base Case. As the Sensitivity Case projections appear to have been used by Intrepid in preparation of the discounted cash flow analysis, please revise to disclose such projections. Refer to Item 1015(b)(6) of Regulation M-A, as contemplated by Part I, Item 4(b) of Form S-4 and Item 14(b)(6) of Schedule 14A.

RESPONSE: We acknowledge the Staff’s comment and we have revised the disclosure on pages 54-56 of the Amended S-4.

12.
Relatedly, we also note references in this section and elsewhere to projections prepared by PBFX. Please disclose such projections, along with any other projections that have not already been disclosed.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that the references to “financial projections by PBFX,” “financial projections of PBFX prepared by the management of PBFX GP,” “the PBFX Base Case” and similar references refer to the PBFX forecast currently included in the S-4 under the heading “Special Factors—Unaudited Projected Financial Information—PBFX Forecast.” There are no additional PBFX projections to include. With the inclusion of the Sensitivity Case referenced in our response to comment 11 above, all other projections that have not already been disclosed are now disclosed in the Amended S-4.

Fees and Expenses, page 67

13.	Please fill in the fee table.

RESPONSE: We acknowledge the Staff’s comment and we have revised the disclosure on page 67 of the Amended S-4.

* * * * *

Securities and Exchange Commission
September 30, 2022

If the Staff has any questions with respect to the foregoing or requires additional supplemental information, please contact the undersigned at (713) 220-4329.

Sincerely,

/s/ Philip Haines
Philip Haines

cc:	Trecia Canty, PBF Energy Inc./PBF Logistics LP Jordan Hirsch, Hunton Andrews Kurth LLP Michael Swidler, Baker Botts L.L.P.